Kevin W Vaughn Accounting Branch Chief Division of Corporation Finance US Securities and Exchange Commission 100 F Street, N E Washington DC 20549 United States	Group Chief Accountant's Level 12 280 Bishopsgate London EC2M 4RB Telephone: 020 7672 2660 Facsimile: 020 7672 1424

6 August 2013

Dear Mr Vaughn

The Royal Bank of Scotland Group plc
Form 20-F for Fiscal Year Ended December 31, 2012
Filed March 27, 2013
File No. 001-10306

Thank you for your letter of 1 August 2013 addressed to Mr Van Saun.

We are carefully considering your comments and expect to be able to provide you with our response by the end of August.

Yours sincerely

/s/ Rajan Kapoor

R Kapoor
Group Chief Accountant